AMENDMENT NO. 2 TO

SUB-ADVISORY AGREEMENT

UNDISCOVERED MANAGERS BEHAVIORAL VALUE FUND

THIS AMENDMENT is made as of August 20, 2014, by and between J.P. Morgan Investment Management Inc. (the “Manager”) and Fuller & Thaler Asset Management, Inc. (the “Sub-Adviser), the parties to the Sub-Advisory Agreement dated January 30, 2004, as amended, in place for the Undiscovered Managers Behavioral Value Fund, a series of Undiscovered Managers Funds (the “Agreement”).

WHEREAS, the parties hereto wish to amend Section 6, Compensation to the Sub-Adviser, of the Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the same meaning as are set forth in the Agreement.

2.	Section 6, Compensation to the Sub-Adviser, is hereby deleted and replaced with the following:

As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Manager shall pay the Sub-Adviser compensation at the annual rate of 0.75% of the Series’ average daily net assets. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Management Agreement. Notwithstanding any other provisions of the Agreement, effective September 1, 2014, to the extent that the Manager is required pursuant to the Series’ expense limitation agreement to waive all or a portion of the advisory fees that the Manager receives under its Management Agreement for the Series, the Sub-Adviser hereby agrees to waive certain of the subadvisory fees it receives pursuant to the Agreement, in an amount set forth below, to assist in maintaining the Series’ expense caps at the levels disclosed in the Series’ prospectuses.

The amount of any required waiver shall be determined monthly and will be allocated so that Sub-Adviser waives its subadvisory fees in an amount equal to two-thirds (2/3) of the total waiver amount.

3.	This Amendment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

4.	This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

J.P. Morgan Investment Management Inc.

By:	/s/ Robert L. Young
Name:	Robert L. Young
Title:	Managing Director

Fuller & Thaler Asset Management, Inc.

By:	/s/ Russell J. Fuller
Name:	Russell J. Fuller
Title:	President